SUB-ITEM 77D(g)

                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

                                 AIM FUNDS GROUP

Effective July 24, 2008, AIM Global Value Fund changed its name to AIM Global Core Equity Fund. This resulted in a need to adopt a non-fundamental policy, consistent with the Fund's new name, to invest at least 80% of the Fund's assets in equity securities.